Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(Amounts in thousands of euros, except per share amounts)

	Six Months Ended June 30,
	2016	2017
	€	€
Operating income
Revenues
Other income	2,403	1,788

Total operating income	2,403	1,788

Operating expenses
Research and development	(8,800)	(12,082)
General and administrative	(4,222)	(3,895)

Total operating expenses	(13,022)	(15,977)

Operating loss	(10,618)	(14,189)

Financial income	292	160
Financial expenses	(32)	(47)

Financial income	260	113

Income tax	9	(5)

Net loss	(10,349)	(14,081)

Basic / diluted loss per share (€/share)	(1.31)	(1.42)